Via EDGAR

Donna Di Silvio

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Di Silvio:

Re:      Neuromama Ltd. (the “Company”)

            Form 10-K for the Fiscal Year Ended January 31, 2013

            Filed April 10, 2013

            Form 8-K

            Filed November 26, 2013

            Form 10-Q for the Quarterly Period Ended October 31, 2013

            Filed January 17, 2014

            File No. 333-180750

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  I confirm, pursuant to your telephone call with our legal counsel, that we will file the response to your comment letter on or before February 27, 2014.

Please contact me with any questions.

Yours truly,

Neuromama, Ltd.

Per: /s/ Igor Weselovsky

Igor Weselovsky

President & C.E.O.